082-34725

Agricore United

07020831

FOR IMMEDIATE RELEASE

AGRICORE UNITED FINALIZES ACQUISITION OF SASKATCHEWAN CROP INPUT RETAILERS

SUPPL

WINNIPEG, MANITOBA—(February 1, 2007) — Agricore United (TSX:AU) today announced that it has closed the acquisition of Green Acres Fertilizer Service (Major) Inc., Green Acres Chemical Ltd. (collectively Green Acres) and Kerrobert Agro Services Ltd. (Kerrobert), two full service crop production businesses in western Saskatchewan. The acquisition was previously announced on December 14, 2006. The acquisition will complement Agricore United's existing grain operations at Kindersley, Provost and Wilkie, Saskatchewan. Financial terms of the transaction were not disclosed.

"Finalizing the acquisition of Green Acres and Kerrobert lets Agricore United continue building on the momentum of the past five years," says Brian Hayward, Chief Executive Officer. "We are enhancing our grain handling and crop input retail position with the addition of these two retailers, in keeping with our stated strategic intent."

Agricore United is one of Canada's leading agri-businesses with headquarters in Winnipeg, Manitoba and extensive operations and distribution capabilities across western Canada, as well as operations in the United States and Japan. Agricore United uses its technology, services and logistics expertise to leverage its network of facilities and connect agricultural customers to domestic and international customers and suppliers. The company's operations are diversified into sales of crop inputs and services, grain merchandising, livestock production services and financial services. Agricore United's common shares are traded on the Toronto Stock Exchange under the symbol "AU".

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FOR FURTHER INFORMATION PLEASE CONTACT:

Agricore United:
Radean Carter
Communications Coordinator
(204) 944-2238
Email: rcarter@agricoreunited.com

Green Acres – Major, SK
James Zimmer/ Dewight Walz
(306) 834-2924

Kerrobert Agro – Kerrobert, SK
Randy Molnar
(306) 834-5007

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